Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

March 16, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	LDH Growth Corp I (the “Company”) Registration Statement on Form S-1 (Registration No. 333-252540)

Dear Ms. Virginio:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on March 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ John Eydenberg
	Name:	John Eydenberg
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]

J.P. Morgan Securities LLC

By:	/s/ Peter Castoro
	Name:	Peter Castoro
	Title:	Vice President